UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):	☐ Form 10-K ☒ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

	For Period Ended:	DECEMBER 31, 2019

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended: ________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

Roan Holdings Group Co., Ltd.

Full Name of Registrant

China Lending Corporation

Former Name if Applicable

147 Ganshui Ln, Yuhuangshannan Fund Town

Address of Principal Executive Office (Street and Number)

Shangcheng District, Hangzhou, Zhejiang 310002, People’s Republic of China

City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra Sheets if Needed)

The Registrant was unable, without unreasonable effort or expense, to file its Annual Report on Form 20-F for the period ended December 31, 2019 (the “Annual Report”) by the filing date because the Registrant is still preparing documents for the completion of the Annual Report. The Registrant anticipates that it will file the Annual Report no later than the fifteenth calendar day following the prescribed filing date.

PART IV -- OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Anthony W. Basch, Esq.	(804)	771-5700
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).
☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof ?
☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Registrant’s revenues from services increased by approximately $0.57 million, or approximately 793%, from approximately $0.07 million for the year ended December 31, 2018, to approximately $0.64 million for the year ended December 31, 2019. The increase in the Registrant’s revenue from services in 2019 as compared to 2018 was due to several factors, primarily including the increase in revenue from management and assessment services by approximately $0.06 million or approximately 90%, from approximately $0.07 million for the fiscal year 2018 to approximately $0.14 million for the fiscal year 2019, and the increase in revenue from consulting services relating to debt collection by approximately $0.49 million, or 100%, for the fiscal year 2019 from nil in 2018. The Registrant’s interest and fees income, including interest and fees on direct loans, interest income on factoring business, and interest income on loans due from third parties and deposits with banks, increased by approximately $2.83 million, or approximately 5,588%, to approximately $2.88 million for the year ended December 31, 2019, from approximately $0.05 million for the year ended December 31, 2018. The increase was mainly attributable to increased interest and fee income generated from factoring business that was launched in December 2018. The Registrant had a net income of approximately $24.29 million for fiscal 2019, as compared to a net loss of approximately $94.13 million for fiscal 2018. The Registrant is in the process of finalizing certain items in the financial statements for the year ended December 31, 2019. Notwithstanding the result of determination, the Registrant expects to have a significant increase in its net income for the year ended December 31, 2019 compared to that of 2018.

ROAN HOLDINGS GROUP CO., LTD.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	June 15, 2020	By	/s/ Zhigang Liu
Zhigang Liu, Chief Executive Officer

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